AB 3/28

SEC Mail Processing Section

FEB 28 2012

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12012036

KW #3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rydex Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 King Farm Boulevard, Suite 600
(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lorette Ziegler 785-438-3167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2500	Kansas City	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATEMENT OF FINANCIAL CONDITION

Rydex Distributors, LLC. (an Indirect Wholly Owned Subsidiary of Guggenheim SBC Holdings, LLC)
SEC File Number: 8-49200
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Rydex Distributors, LLC.
(an Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Statement of Financial Condition

December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm..1

Statement of Financial Condition 2
Notes to Statement of Financial Condition...3

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Rydex Distributors, LLC.

We have audited the accompanying statement of financial condition of Rydex Distributors, LLC. (the Company), an indirect wholly owned subsidiary of Guggenheim SBC Holdings, LLC, as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Rydex Distributors, LLC. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2012

Rydex Distributors, LLC.
(an Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Statement of Financial Condition

December 31, 2011
(In Thousands)

Assets		
Cash and cash equivalents	$	8,871
Securities owned, at fair value		7,204
Fees and expenses receivable from affiliated funds		2,373
Due from affiliated companies		1,533
Prepaid fees		832
Deferred selling commissions, net of accumulated amortization of $1,399		584
Other assets		134
Total assets	$	21,531
Liabilities and member's equity		
Liabilities:		
Accrued commissions and distribution costs	$	2,701
Accrued compensation		2,501
Due to affiliated companies		980
Net deferred income taxes		167
Accounts payable		470
Income taxes payable to affiliate		442
Total liabilities		7,261
Member's equity:		
Contributed capital		9,568
Retained earnings		4,702
Total member's equity		14,270
Total liabilities and member's equity	$	21,531

See accompanying notes.

1. Ownership and Nature of Business

Rydex Distributors, LLC. (the Company) is a wholly owned subsidiary of Rydex Holdings, LLC (RHLLC), which is a wholly owned subsidiary of Security Benefit Asset Management Holdings, LLC, which is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Guggenheim SBC Holdings, LLC (GSBCH).

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company has offices in Rockville, Maryland, and Schaumburg, Illinois. The Company serves as distributor for the following: the Rydex Series Funds; Rydex Dynamic Funds; Rydex Variable Trust; Rydex ETF Trust; Security Funds; and SBL Funds. The Company also serves as the distributor of the CurrencyShares Australian Dollar Trust; CurrencyShares British Pound Sterling Trust; CurrencyShares Canadian Dollar Trust; CurrencyShares Euro Trust; CurrencyShares Chinese Renminbi Trust; CurrencyShares Japanese Yen Trust; CurrencyShares Mexican Peso Trust; CurrencyShares Russian Ruble Trust; CurrencyShares Swedish Krona Trust; and CurrencyShares Swiss Franc Trust (CurrencyShares Trusts).

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Actual results could differ from such estimates.

Revenue Recognition

The Company receives a mutual fund service fee from the Rydex Variable Trust for providing shareholder services and, in turn, compensates service providers who have entered into agreements with the Company to provide such services.

2. Significant Accounting Policies (continued)

Rydex Fund Services, LLC (RFS), an affiliated entity, has agreed to reimburse the Company for the portion of the fees due to third parties that are in excess of the amount received by the Company. These revenues and expenses are recorded as the services are provided. Effective July 2011, RFS no longer reimbursed the Company for these fees.

The Company serves as underwriter for the Rydex Series Funds; the Rydex Dynamic Funds; and the Security Equity, Income, Large Cap Value, and Mid Cap Growth Funds. A mutual fund promotion fee is received based on an annual percentage of average daily net assets of these funds. These revenues are recorded monthly based on average daily net assets. A portion of these fees is paid by the Company to third parties who have entered into agreements with the Company in connection with the sale of shares of these funds.

The Company receives fees from Security Investors, LLC (SI, LLC) for services in connection with the promotion of SI, LLC and the Rydex Funds. Prior to January 2011, the Company received these fees from Rydex Advisors, LLC (RA, LLC) and Rydex Advisors II, LLC (RA II, LLC). In January 2011, RA, LLC and RA II, LLC merged with SI, LLC. Those services include maintaining a national service operation for the registered investment advisors and broker/dealers that recommend and/or sell the Rydex Funds. These fees are calculated based on a cost plus fee basis and are earned as services are provided.

Contingent deferred sales charges are recorded as earned based on the early redemption of the shares of certain affiliated investment companies during the contingent deferred sales charge period.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, other investments with original maturities of 90 days or less, and money market funds principally supported with cash and cash equivalent funds. During 2011, the Company's accounting policy for the treatment of money market mutual funds changed so that money market mutual funds principally supported by investment-type funds are included in securities owned instead of cash and cash equivalents.

Securities Owned

The Company's securities owned, consisting of affiliated mutual funds and money market funds principally supported by investment-type funds, are stated at fair value based on published market prices. The specific-identification method is used to determine cost in computing realized gains and losses. The unrealized gains or losses in the fair market value in relation to cost are reflected in realized and unrealized gains (losses), net in the statement of operations.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain shares of affiliated mutual funds with distribution fees and contingent deferred sales charges. These deferred costs are amortized based on the revenue stream of contingent deferred sales charges and distribution fees.

Prepaid Fees

In connection with the distribution of certain shares of affiliated mutual funds, the Company pays independent investment advisors and broker/dealers for certain services. A portion of these distribution service fees are paid in advance. These prepaid fees are amortized to expense over the service period of one year. If the shares are redeemed within one year, the Company is entitled to recover the original fee.

2. Significant Accounting Policies (continued)

Promotions

The costs of promotions are expensed in the period incurred.

Income Taxes

The Company is included in a consolidated federal income tax return filed by SBC and its subsidiaries as a disregarded entity. Income taxes are allocated to the Company as if it filed a separate income tax return. The provision for income taxes includes current federal and state income tax expense or benefit and deferred income tax expense or benefit. With few exceptions, the Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2007. The Internal Revenue Service is not currently examining any of SBC's federal tax returns.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

Accounting Change

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, *Fair Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011, which for the Company is January 1, 2012. The adoption is not expected to have a material effect on the Company's statement of financial condition.

3. Income Taxes

The gross carrying amounts for deferred income tax assets and liabilities as of December 31, 2011, are as follows:

Deferred income tax liabilities	$ (262)
Deferred income tax assets	95
Net deferred income taxes	$ (167)

The principal temporary differences arise from the different methods of accounting for deferred selling commissions, accrued vacation pay, unrealized securities losses, and depreciation expense used by the Company for tax and financial statement presentation.

The Company did not record a valuation allowance against its deferred income tax assets as of the beginning or end of 2011, as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets.

4. Retirement Plan

The Company has a qualified 401(k) plan that covers employees who meet specified age and employment requirements. Contributions other than employee deferrals are at the discretion of management. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after six years of credited service.

5. Fair Value Hierarchy

In accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurement*, the Company groups its financial assets measured at fair value in three levels based on the inputs and assumptions used to determine the fair value. The levels are as follows:

Level 1 – Valuations are based upon unadjusted quoted prices for identical instruments traded in active markets. The Company's Level 1 assets include money market funds and securities owned.

(In Thousands)

5. Fair Value Hierarchy (continued)

Level 2 – Valuations are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which significant assumptions are observable in the market.

Level 3 – Valuations are generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's assumptions that market participants would use in pricing the asset or liability.

Under ASC 820, the Company bases fair values on the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price). It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820.

The following table presents categories reported at fair value on a recurring basis for the year ended December 31, 2011.

	2011			
		Fair Value Hierarchy Level		
	Fair Value	Level 1	Level 2	Level 3
Assets:				
Cash equivalents:				
Money market funds	$ 4,059	$ 4,059	$ –	$ –
Securities owned	7,204	7,204	–	–
Total	$ 11,263	$ 11,263	$ –	$ –

The Company did not have any transfers into or out of Levels 1, 2, and 3 for the year ended December 31, 2011.

(In Thousands)

6. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2011:

Balance at the beginning of year	$	1,098
Amortized to expense during the year		(514)
Balance at end of year	$	584

As of December 31, 2011 there has been no impairment taken on the deferred selling commissions.

7. Related-Party Transactions

As of December 31, 2011, the Company has investments of $3,113 in a money market mutual fund and $4,092 in other mutual fund investments sponsored by SI, LLC.

A summary of amounts due from and payable to affiliated companies as of December 31, 2011, is as follows:

Due from affiliated companies:		
SI, LLC	$	1,531
SBL		2
	$	1,533
Due to affiliated companies:		
SBL	$	645
SBC		123
RHLLC		88
FSBL		62
RFS		57
SDI		5
	$	980

(In Thousands)

7. Related-Party Transactions (continued)

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliated group.

8. Contingencies

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition. However, the Company is unable to predict the outcome of these matters.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its financial condition.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2011, the Company had net capital of $7,974, which was $7,486 in excess of its required net capital of $488. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(1) thereof. The Company's ratio of aggregate indebtedness to net capital was .92 to 1 at December 31, 2011.

10. Subsequent Events

On September 20, 2011, SBC entered into a definitive agreement with Guggenheim Capital, LLC (the Purchaser) to sell all of the units of Security Benefit Asset Management Holdings. This transaction will require certain regulatory approvals and approval by the shareholders of the mutual funds and exchange-traded funds sponsored by affiliates of SBC. The transaction is expected to close during 2012 and will result in a transition of ownership of the Company.

The Company has evaluated the impact of the events that have occurred through February 24, 2012.

Based on this evaluation, the Company has determined no other events, other than previously mentioned, were required to be recognized or disclosed in the statement of financial condition.

Ernst & Young LLP

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